Exhibit 99.1

HeadHunter Group PLC Announces Third Quarter 2021 Financial Results

MOSCOW, Russia, November 15, 2021 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) announced today its financial results for the quarter ended September 30, 2021. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

Third Quarter 2021 Financial and Operational Highlights

	Three months ended September 30, 2021	Three months ended September 30, 2020			Three months ended September 30, 2021
(in millions of RUB(1) and USD(2))	RUB	RUB	Change(3)		USD(4)
Revenue	4,690	2,308	103.2%		64.5
Russia Segments(6) Revenue	4,332	2,165	100.1%		59.5
Net Income	1,769	585	202.2%		24.3
Net Income Margin, %	37.7%	25.4%	12.3	ppts
Adjusted EBITDA(5)(7)	2,833	1,306	116.8%		38.9
Adjusted EBITDA Margin, %(5)(7)	60.4%	56.6%	3.8	ppts
Adjusted Net Income(5)(7)	2,051	891	130.3%		28.2
Adjusted Net Income Margin, %(5)(7)	43.7%	38.6%	5.1	ppts

(1)	“RUB” or “₽” denote Russian Ruble throughout this release.

(2)	“USD” or “$” denote U.S. Dollar throughout this release.

(3)	Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

(4)	Dollar translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2021 (RUB 72.7608 to USD 1).

(5)	Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation from the nearest IFRS measures.

(6)	Includes our “Russia (hh.ru)” and “Russia (Zarplata.ru)” operating segments revenue.

(7)	Beginning from the first quarter of 2021, we modified the presentation of Adjusted EBITDA and Adjusted Net Income, our non-IFRS measures, to exclude the impact of foreign exchange gains and losses. Prior period amounts have been reclassified to conform to this presentation. Please see “Modification of the presentation of Adjusted EBITDA and Adjusted Net Income” and “Use of Non-IFRS Financial Measures” elsewhere in this release.

●	Revenue is up 103.2%, primarily due to the continuing high demand for candidates driving up the number of paying customers and average consumption, monetization improvements, and consolidation of acquired subsidiaries.

●	Net income is up 202.2%, Adjusted EBITDA is up 116.8% and Adjusted EBITDA Margin is up 3.8 ppts year-on-year from 56.6% to 60.4%, mainly due to the increase in revenue.

	As of September 30, 2021		As of December 31, 2020			As of September 30, 2021
(in millions of RUB and USD)	RUB		RUB		Change	USD
Net Working Capital(1)	(5,091)		(3,849)		32.3%	(70.0)
Net Debt(1)	2,330		4,909		(52.5)%	32.0
Net Debt to Adjusted EBITDA Ratio(1) (2)	0.3	x	1.2	x

(1)	Net Working Capital, Net Debt and Net Debt to Adjusted EBITDA Ratio are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for calculation of these measures

(2)	For the purposes of calculation of this ratio as of September 30, 2021, Adjusted EBITDA is calculated on the last twelve months basis.

●	Net Working Capital as of September 30, 2021 decreased by ₽1,242 million, or 32.3%, compared to December 31, 2020, primarily due to an increase in sales and corresponding increase in customer prepayments.

●	Net Debt decreased by ₽2,579 million, or 52.5%, primarily due to cash generated from operating activities, partly offset by the payment in July 2021 of a dividend for the year ended December 31, 2020 (see “Cash Flows”).

●	Net Debt to Adjusted EBITDA Ratio decreased from 1.2x to 0.3x, due to the decrease in Net Debt and the increase in Adjusted EBITDA.

Mikhail Zhukov, Chief Executive Officer of HeadHunter Group PLC:

“We’re very pleased to announce a quarter of remarkably strong financial results. In Q3, we managed to double our revenue compared to previous years thanks to the accelerated offline-to-online transition. Our platform customer base expanded to nearly 450 thousand clients in this year to date. Most importantly, we remain focused on continuous product innovation. In Q3, we enhanced our client proposition via new embedded chat functionality, a fully re-worked mobile app for employers and a streamlined experience for blue collar use cases. In the adjacent areas such as recruitment automation, employer branding, and more recently, contingent labor market, we made great progress through tight collaboration with Skillaz, DreamJob and YouDo.”

Acquisition of Zarplata.ru and Skillaz

In December 2020, we acquired 100% ownership interest in LLC “Zarplata.ru” (“Zarplata.ru”), a job classified platform with a strong footprint in certain Russian regions, such as Siberia and Ural. From January 1, 2021, our statement of income and comprehensive income includes results of Zarplata.ru. This affects year-on-year comparisons of our revenue, operating expenses and other metrics in 2021. For the purposes of analysis of our key performance indicators, such as the number of paying customers and the average revenue per customer (“ARPC”), we combine our “Russia (hh.ru)” and “Russia (Zarplata.ru)” (collectively “Russia segments”) revenue, as we believe that our combined ARPC and combined number of paying customers allows us to assess better our results and position on Russian online recruitment market, in which both of these segments operate.

As of March 31, 2021, we obtained control over LLC “Skillaz” (“Skillaz”), a Russian HR technology company that automates and enhances recruitment processes by delivering sophisticated and flexible software as a service (“SaaS”) solutions, as our call option to acquire a further 40.01% ownership interest in Skillaz (in addition to our 25.01% stake already acquired) became beneficial. On May 26, 2021, we exercised the option and acquired the 40.01% stake, and on June 28, 2021, we acquired an additional 9.97% stake, thus increasing our total ownership interest in Skillaz to 74.99%. From April 1, 2021, our statement of income and comprehensive income includes results of Skillaz. This affects year-on-year comparisons of our revenue and operating expenses in 2021. For the purposes of the analysis of our key performance indicators, such as the number of paying customers and ARPC, we included Skillaz in our “Other segments.”

2021 RSU Plan

On July 30, 2021, we established a new HeadHunter Group PLC 2021 Restricted Stock Units Plan (the "2021 RSU Plan") to provide a more straight-forward, predictable and competitive long-term incentives to our key talent. Prior to this, our management incentive programs included the 2016 Unit Option Plan (the “2016 Plan”), which is focused mostly on our top management level, as well as the 2018 Unit Option Plan (the “2018 Plan”). There are no awards remaining for granting under the 2016 Plan and awards outstanding under the 2016 Plan have vesting dates through May 2023. In connection with the establishment of the 2021 RSU Plan, our Board of Directors determined that certain awards previously granted under the 2018 Plan shall be replaced with awards under the 2021 RSU Plan.

Under the 2021 RSU Plan, the Company shall issue restricted stock units (“RSUs”) carrying the right to receive either ordinary shares or ADSs representing such ordinary shares. The maximum number of shares provided under the 2021 RSU Plan is 6% of the fully diluted aggregate number of ordinary shares issued and outstanding from time to time. Awards under the 2021 RSU Plan are expected to be granted in tranches during the four-year period expiring August 1, 2025. Each grant will be subject to approval by our Board of Directors upon the recommendation of our management and the Compensation Committee, based on certain selection criteria. RSUs granted under the 2021 RSU Plan vest over four-year period commencing on the grant date, with the first vesting occurring on the first anniversary of the grant date. The 2021 RSU Plan will reward, among others, our key talents in development, product, sales and marketing teams.

We plan to fund the 2021 RSU Plan through a combination of a buy-back program, which was recently approved by our shareholders and that we announced on September 30, 2021, and new share issuance and allotment.

In the third quarter of 2021, we granted 251,921 RSUs, and recorded an expense of ₽81 million in operating costs and expenses (exclusive of depreciation and amortization) in our statement of income and comprehensive income.

Share Buyback Program

On September 30, 2021 we announced a share buyback program under which we may repurchase up to an aggregate of RUB 3 billion (or its equivalent in US dollars) of its ordinary shares represented by American Depositary Shares listed on the Nasdaq Global Select Market over a period beginning on October 11, 2021 and continuing until the earlier of the completion of the repurchase or August 10, 2022, when the authority of the Company’s board of directors (the “Board”) to repurchase shares will expire (the “Buyback Program”).The primary purpose of the Buyback Program is to fund the Company’s long-term incentive programs.

Accordingly, we have instructed our broker to repurchase our ADRs in an autonomous repurchase program in daily installments over the 9-months period commencing October 2021. As at November 8, 2021, the most recent date of broker’s report obtainable prior to the date of this release, we have repurchased 52,147 ADRs.

Modification of the presentation of Adjusted EBITDA and Adjusted Net Income

Beginning from the first quarter of 2021, we modified the presentation of Adjusted EBITDA and Adjusted Net Income, our non-IFRS measures, to exclude the impact of foreign exchange gains and losses as the nature of such gains and losses is not operational. We believe this revised presentation will provide a better understanding of our operating performance and a more meaningful comparison of our results between periods.

Prior period amounts have been reclassified to conform to this presentation. These changes have no impact on any of the previously reported IFRS results for any periods presented.

The following tables present the effects of the changes on the presentation of non-IFRS measures as reflected in the Company's previous reports:

	For the three months ended September 30, 2020
(in millions of RUB)	Non-IFRS Prior Presentation	Net foreign exchange loss and related income tax effect	Non-IFRS Revised Presentation
Adjusted EBITDA	1,296	10	1,306
Adjusted EBITDA Margin, %	56.1%	0.5%	56.6%
Adjusted Net Income	856	35	891
Adjusted Net Income Margin, %	37.1%	1.5%	38.6%

	For the nine months ended September 30, 2020
(in millions of RUB)	Non-IFRS Prior Presentation	Net foreign exchange gain and related income tax effect	Non-IFRS Revised Presentation
Adjusted EBITDA	3,027	(85)	2,942
Adjusted EBITDA Margin, %	51.9%	(1.5)%	50.4%
Adjusted Net Income	1,881	(51)	1,830
Adjusted Net Income Margin, %	32.3%	(0.9)%	31.4%

	For the year ended December 31, 2020
(in millions of RUB)	Non-IFRS Prior Presentation	Net foreign exchange gain and related income tax effect	Non-IFRS Revised Presentation
Adjusted EBITDA	4,187	(83)	4,104
Adjusted EBITDA Margin, %	50.6%	(1.1)%	49.5%
Adjusted Net Income	2,733	(50)	2,683
Adjusted Net Income Margin, %	33.0%	(0.6)%	32.4%

Impact of COVID-19 on Our Operations and Financial Position

The ongoing COVID-19 pandemic has affected our financial results mostly via decrease in business activity in Russia, especially as a result of measures taken by authorities to curb the spread of COVID-19, such as shelter-in-place orders, the implementation of non-working days and businesses closures. A decrease in business activity may result in a decrease in a number of job postings advertised by our customers and the number of CV database subscriptions purchased or renewed, leading to a decrease in our revenue.

The most severe restrictions in Russia were in place from March 30, 2020 to May 11, 2020, when a nation-wide period of non-working days was introduced, and shelter-in-place orders were in effect in Moscow. This affected our revenue in the end of the first quarter of 2020 and in the second quarter of 2020. A gradual recovery of business activities followed in the third and fourth quarters of 2020, resulting in a recovery in our KPIs.

No such restrictions were introduced in the third quarter of 2021. Accordingly, we have seen no measurable impact of COVID-19 on our financial results for the third quarter of 2021 and our financial position as of September 30, 2021. However, as a result of the increased number of new cases of COVID-19, the Russian government announced a new period of non-working days from October 28 to November 7, 2021, which in some regions of Russian started earlier, and in some regions has been extended. We expect that these measures will, to some extent depending on the duration of the non-working days period and its impact on business activities, affect our revenue and net income in the fourth quarter of 2021.

Our financial position, results and liquidity may be affected in the future by any further adverse developments related to COVID-19.

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations or other subdivisions as presented in internal reporting to our chief operating decision-maker (“CODM”). Our operating segments include “Russia (hh.ru)”, “Russia (Zarplata.ru)”, “Belarus”, “Kazakhstan”, “Skillaz” and other segments. As each segment, other than “Russia (hh.ru)” individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than “Russia (hh.ru)” into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ₽2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website. We define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ₽2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience seasonal fluctuations in demand for our services and, prior to COVID-19, our revenue remained relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days. As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters. For example, our first quarter revenue in our “Russia (hh.ru)” segment in 2019 was 21.6% (in 2020, this metric was not indicative due to COVID-19).

The number of business days in a quarter may also be affected by calendar layout in a specific year. In addition, the Government of Russia decides on an annual basis how public holidays that occur on weekends will be reallocated to business days throughout the year as a requirement of the Labor Code of Russia. As a result, the number of business days in a quarter may be different in each year (while the total number of business days in a year usually remains the same). Therefore, the comparability of our quarterly results, including with respect to our revenue growth rate, may be affected by this variance. In addition, when a calendar layout in a specific year provides for several consecutive holidays or a small number of business days between holidays or holidays adjacent to weekends, HR managers of our customers may take short vacations, further contributing to the decrease in business activities in these periods.

The following table illustrates the number of business days by quarter for the years 2019 to 2021. In 2021, compared to 2020, there is one business day less in the first quarter and in the total year, two business days more in the second quarter, and two business days less in the fourth quarter, meaning that a negative calendar effect is expected in each of the first and fourth quarter, and a positive effect is expected in the second quarter:

	Number of business days			As % of total business days per year
	2021	2020	2019	2021	2020	2019
First quarter	56	57	57	22.7%	23.0%	23.1%
Second quarter	62	60	59	25.1%	24.2%	23.9%
Third quarter	66	66	66	26.7%	26.6%	26.7%
Fourth quarter	63	65	65	25.5%	26.2%	26.3%
Year	247	248	247	100.0%	100.0%	100.0%

There was no calendar effect in the third quarter of 2021, as the number of business days was the same as the number of business days in the third quarter of 2020.

Operating costs and expenses (exclusive of depreciation and amortization)

Our operating costs and expenses (exclusive of depreciation and amortization) consist primarily of personnel and marketing expenses. Personnel and marketing expenses, in total, accounted for 78.6% and 76.3% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2020 and December 31, 2019, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year. However, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

As an example, the third quarter segment external expenses in our “Russia (hh.ru)” segment in 2019 and 2020 were 26.4% and 23.9%, respectively, of total “Russia (hh.ru)” segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in the first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in the first quarter due to lower revenue. Our profitability is also affected by our decisions on timing of expenses, as described above.

Contract liabilities

Our contract liabilities are mostly affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter but prepay us in the fourth quarter of a previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes a consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2020 were ₽2,584 million, ₽2,355 million, ₽2,323 million, and ₽2,785 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations in business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating costs and expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net Working Capital

Our Net Working Capital is primarily affected by changes in our contract liabilities. As our contract liabilities have usually been highest in the fourth quarter, our Net Working Capital has usually been lowest in the fourth quarter. For example, our Net Working Capital as of March 31, June 30, September 30, and December 31, 2020 was ₽(3,130) million, ₽(2,865) million, ₽(3,111) million, and ₽(3,849) million, respectively.

Third Quarter 2021 Results

Our revenue was ₽4,690 million for the three months ended September 30, 2021 compared to ₽2,308 million for the three months ended September 30, 2020. Revenue for the three months ended September 30, 2021 increased by ₽2,382 million, or 103.2%, while the compound average growth rate(*) (“CAGR”) from 2019 to 2021 in the third quarter of 2021 was 48.0%, reflecting acceleration of growth compared to historical averages and to the 43.4% CAGR for the second quarter of 2021. Increased demand for candidates, which started in the second quarter of 2021 and continued into the third quarter, resulted in the year-on-year increase of the number of paying customers in our Small and Medium Accounts by 46.1%, and in our Key Accounts – by 15.3% in the third quarter of 2021, as well as the year-on-year increase of ARPC in our Small and Medium Accounts by 40.9%, mostly due to the increase in average consumption. ARPC in our Key Accounts segment increased by 71.0% in the third quarter of 2021 on a year-over-year basis, driven by the new monetization model for CV database access effective from August 2020, and the increase in average consumption. Revenue has also increased as a result of consolidation of acquired subsidiaries.

The following table breaks down revenue by product for the periods indicated:

	For the three months ended September 30,			Change		CAGR
(in thousands of RUB)	2021	2020	2019	2021/2020	2021/2019	2019-2021
Bundled Subscriptions	1,163,263	616,501	584,492	88.7%	99.0%	41.1%
CV Database Access	979,379	504,233	493,409	94.2%	98.5%	40.9%
Job Postings	2,043,813	973,618	879,272	109.9%	132.4%	52.5%
Other value-added services	503,949	213,849	185,149	135.7%	172.2%	65.0%
Total revenue	4,690,404	2,308,201	2,142,322	103.2%	118.9%	48.0%

	For the nine months ended September 30,			Change		CAGR
(in thousands of RUB)	2021	2020	2019	2021/2020	2021/2019	2019-2021
Bundled Subscriptions	2,951,593	1,718,711	1,642,467	71.7%	79.7%	34.1%
CV Database Access	2,375,278	1,321,800	1,312,798	79.7%	80.9%	34.5%
Job Postings	4,988,432	2,260,150	2,290,258	120.7%	117.8%	47.6%
Other value-added services	1,127,399	531,784	476,860	112.0%	136.4%	53.8%
Total revenue	11,442,702	5,832,445	5,722,383	96.2%	100.0%	41.4%

(*) Given low base effect on the back of COVID-19 restrictions in the second quarter of 2020 and (to a much lower extent) in the third quarter of 2020, in addition to year-on-year growth to 2020, we present growth to 2019 and CAGR over two years 2019-2021. We believe that these metrics are useful to assess revenue growth in 2021. Please note that when commenting on change drivers throughout this release, we are commenting on year-over-year growth to 2020.

We calculate two-year 2019-2021 CAGR as ((S1/S0)½-1)*100%, where S0 and S1 are values for 2019 and 2021, respectively.

The following tables set forth our revenue, number of paying customers and ARPC, broken down by type of customer and region, for the periods indicated:

	For the three months ended September 30,			Change		CAGR
	2021	2020	2019	2021/2020	2021/2019	2019-2021
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	1,136,693	564,798	515,281	101.3%	120.6%	48.5%
Other regions of Russia	398,662	214,301	178,432	86.0%	123.4%	49.5%
Sub-total	1,535,355	779,099	693,713	97.1%	121.3%	48.8%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	1,441,995	735,865	731,744	96.0%	97.1%	40.4%
Other regions of Russia	1,182,467	539,058	461,141	119.4%	156.4%	60.1%
Sub-total	2,624,462	1,274,923	1,192,884	105.9%	120.0%	48.3%
Foreign customers of Russia segment	25,674	14,283	6,097	79.8%	321.1%	105.2%
Other customers in Russia	146,629	96,949	91,774	51.2%	59.8%	26.4%
Total for “Russia” operating segments	4,332,120	2,165,254	1,984,469	100.1%	118.3%	47.8%
Other segments	358,284	142,947	157,853	150.6%	127.0%	50.7%
Total revenue	4,690,404	2,308,201	2,142,322	103.2%	118.9%	48.0%

Number of paying customers Key Accounts
Moscow and St. Petersburg	5,320	4,716	4,517	12.8%	17.8%	8.5%
Other regions of Russia	6,136	5,222	4,570	17.5%	34.3%	15.9%
Key Accounts, total	11,456	9,938	9,087	15.3%	26.1%	12.3%
Small and Medium Accounts
Moscow and St. Petersburg	95,607	72,313	68,376	32.2%	39.8%	18.2%
Other regions of Russia	158,007	101,253	85,525	56.1%	84.7%	35.9%
Small and Medium Accounts, total	253,614	173,566	153,901	46.1%	64.8%	28.4%
Foreign customers of Russia segments	1,221	700	493	74.4%	147.7%	57.4%
Total for “Russia” operating segments	266,291	184,204	163,481	44.6%	62.9%	27.6%
Other segments, total	17,068	11,237	14,013	51.9%	21.8%	10.4%
Total number of paying customers	283,359	195,441	177,494	45.0%	59.6%	26.4%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	213,664	119,762	114,076	78.4%	87.3%	36.9%
Other regions of Russia	64,971	41,038	39,044	58.3%	66.4%	29.0%
Key Accounts, total	134,022	78,396	76,341	71.0%	75.6%	32.5%
Small and Medium Accounts
Moscow and St. Petersburg	15,083	10,176	10,702	48.2%	40.9%	18.7%
Other regions of Russia	7,484	5,324	5,392	40.6%	38.8%	17.8%
Small and Medium Accounts, total	10,348	7,345	7,751	40.9%	33.5%	15.5%
Other segments, total	20,992	12,721	11,265	65.0%	86.3%	36.5%

In the third quarter of 2021, compared to the third quarter of 2020:

•	In our Key Accounts customer segment, revenue has increased by 97.1%, or by 48.8% on a two-year CAGR basis, primarily due to the increase in ARPC.

o	ARPC in our Key Accounts customer segment has increased by 71.0%, or by 32.5% on a two-year CAGR basis. This was driven by the increase in average consumption and by our monetization improvements. Additional revenue received from top-up contacts within new limited model in subscription products became the key driver of growth in the APRC in this customer group in the third quarter of 2021. Other drivers were increase in average consumption, driven mostly by competition for candidates, as well as annual price inflation and gradual reduction in discounts. Average consumption was driven mostly by competition for candidates, as the number of jobs advertised has increased more rapidly than the number of job seekers in active search, which may be a temporary effect depending on future development of job seeker and employer activity.

o	The number of paying customers in our Key Accounts customer segment has increased by 15.3%, or by 12.3% on a two-year CAGR basis as a result of new customer acquisitions and the addition of customers of our “Russia (Zarplata.ru)” operating segment .

•	In our Small and Medium Accounts customer segment, revenue has increased by 105.9%, or by 48.3% on a two-year CAGR basis, primarily due to the increase in the number of paying customers and the increase in ARPC.

o	The number of paying customers in our Small and Medium Accounts customer segment has increased by 46.1%, or by 28.4% on a two-year CAGR basis. This was driven by economic recovery, simplifications in customer onboarding requirements that we introduced in 2020, increased adoption of online services on the back of COVID-19, and the addition of customers of our “Russia (Zarplata.ru)” operating segment.

o	ARPC in our Small and Medium Accounts customer segment has increased by 40.9%, or by 15.5% on a two-year CAGR basis. This was driven primarily by the increase in average postings consumption driven by competition for candidates, which may be a temporary effect depending on future development of job seeker and employer activity.

The following tables sets forth our revenue, number of paying customers and ARPC, broken down by type of customer and region, for the periods indicated:

	For the nine months ended September 30,			Growth		CAGR
	2021	2020	2019	2021/2020	2021/2019	2019-2021
Revenue (in thousands of RUB)
Key Accounts in Russia
Moscow and St. Petersburg	2,655,180	1,493,220	1,443,978	77.8%	83.9%	35.6%
Other regions of Russia	988,460	578,475	464,018	70.9%	113.0%	46.0%
Sub-total	3,643,640	2,071,695	1,907,996	75.9%	91.0%	38.2%
Small and Medium Accounts in Russia
Moscow and St. Petersburg	3,533,567	1,779,545	1,930,182	98.6%	83.1%	35.3%
Other regions of Russia	2,990,375	1,288,564	1,195,880	132.1%	150.1%	58.1%
Sub-total	6,523,942	3,068,109	3,126,061	112.6%	108.7%	44.5%
Foreign customers of Russia segment	71,156	42,014	36,127	69.4%	97.0%	40.3%
Other customers in Russia	348,308	243,153	227,535	43.2%	53.1%	23.7%
Total for “Russia” operating segments	10,587,046	5,424,971	5,297,720	95.2%	99.8%	41.4%
Other segments	855,656	407,474	424,663	110.0%	101.5%	41.9%
Total revenue	11,442,702	5,832,445	5,722,383	96.2%	100.0%	41.4%

Number of paying customers Key Accounts
Moscow and St. Petersburg	5,909	5,280	5,144	11.9%	14.9%	7.2%
Other regions of Russia	6,938	5,938	5,340	16.8%	29.9%	14.0%
Key Accounts, total	12,847	11,218	10,484	14.5%	22.5%	10.7%
Small and Medium Accounts
Moscow and St. Petersburg	150,316	106,793	107,066	40.8%	40.4%	18.5%
Other regions of Russia	258,483	150,950	138,743	71.2%	86.3%	36.5%
Small and Medium Accounts, total	408,799	257,743	245,809	58.6%	66.3%	29.0%
Foreign customers of Russia segments	2,423	1,297	990	86.8%	144.7%	56.4%
Total for “Russia” operating segments	424,069	270,258	257,283	56.9%	64.8%	28.4%
Other segments, total	25,613	19,049	21,665	34.5%	18.2%	8.7%
Total number of paying customers	449,682	289,307	278,948	55.4%	61.2%	27.0%

ARPC (in RUB)
Key Accounts
Moscow and St. Petersburg	449,345	282,807	280,711	58.9%	60.1%	26.5%
Other regions of Russia	142,470	97,419	86,895	46.2%	64.0%	28.0%
Key Accounts, total	283,618	184,676	181,991	53.6%	55.8%	24.8%
Small and Medium Accounts
Moscow and St. Petersburg	23,508	16,663	18,028	41.1%	30.4%	14.2%
Other regions of Russia	11,569	8,536	8,619	35.5%	34.2%	15.9%
Small and Medium Accounts, total	15,959	11,904	12,717	34.1%	25.5%	12.0%
Other segments, total	33,407	21,391	19,601	56.2%	70.4%	30.5%

Operating costs and expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₽2,005 million for the three months ended September 30, 2021, compared to ₽1,183 million for the three months ended September 30, 2020, representing an increase of ₽822 million, or 69.5%.

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) for the periods indicated:

	For the three months ended September 30,			For the nine months ended September 30,
(in thousands of RUB)	2021	2020	Change	2021	2020	Change
Personnel expenses	(1,048,358)	(649,869)	61.3%	(2,947,616)	(1,771,614)	66.4%
Marketing expenses	(563,698)	(234,768)	140.1%	(1,364,157)	(787,028)	73.3%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(118,311)	(52,873)	123.8%	(280,876)	(130,701)	114.9%
Office rent and maintenance	(82,427)	(42,390)	94.4%	(213,129)	(122,425)	74.1%
Professional services	(86,329)	(128,178)	(32.6)%	(261,279)	(245,048)	6.6%
Insurance expense	(40,283)	(46,354)	(13.1)%	(129,257)	(133,397)	(3.1)%
Hosting and other web-site maintenance	(21,643)	(11,960)	81.0%	(58,876)	(34,543)	70.4%
Other operating expenses	(43,747)	(16,428)	166.3%	(156,115)	(47,748)	227.0%
Operating costs and expenses (exclusive of depreciation and amortization)	(2,004,796)	(1,182,820)	69.5%	(5,411,305)	(3,272,504)	65.4%

The following table sets forth operating costs and expenses (exclusive of depreciation and amortization) as percentage of revenue for the periods indicated:

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2020	Change	2021	2020	Change
Personnel expenses	22.4%	28.2%	(5.8)%	25.8%	30.4%	(4.6)%
Marketing expenses	12.0%	10.2%	1.8%	11.9%	13.5%	(1.6)%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	2.5%	2.3%	0.2%	2.5%	2.2%	0.2%
Office rent and maintenance	1.8%	1.8%	(0.1)%	1.9%	2.1%	(0.2)%
Professional services	1.8%	5.6%	(3.7)%	2.3%	4.2%	(1.9)%
Insurance expense	0.9%	2.0%	(1.1)%	1.1%	2.3%	(1.2)%
Hosting and other web-site maintenance	0.5%	0.5%	(0.1)%	0.5%	0.6%	(0.1)%
Other operating expenses	0.9%	0.7%	0.2%	1.4%	0.8%	0.5%
Operating costs and expenses (exclusive of depreciation and amortization)	42.7%	51.2%	(8.5)%	47.3%	56.1%	(8.8)%

Personnel expenses

Personnel expenses for the three months ended September 30, 2021 increased by ₽398 million, or 61.3%, compared to the three months ended September 30, 2020, primarily due to: (i) the addition of personnel expenses of Zarplata.ru and Skillaz; (ii) an increase in share-based compensation expense arising from the 2021 RSU Plan; and (iii) the increase in headcount by 126 people (not including increase in personnel headcount due to acquisition of Zarplata.ru and Skillaz) from September 30, 2020 to September 30, 2021, primarily in our development, sales and production teams; and (iv) an increase of our sales team bonuses on the back of exceeding revenue targets in the third quarter of 2021.

Personnel expenses as a percentage of revenue decreased from 28.2% in the third quarter of 2020 to 22.4% in the third quarter of 2021 due to the increase in revenue.

Personnel expenses (excluding share-based compensations and other items) as a percentage of revenue decreased from 24.3% in the third quarter of 2020 to 19.3% in the third quarter of 2021 due to the increase in revenue. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation of personnel expenses (excluding share-based compensations and other items) from the nearest IFRS measure.

Our headcount increased to 1,322 people as of September 30, 2021, from 832 people as of December 31, 2020, mostly due to the addition of Zarplata.ru and Skillaz personnel.

Marketing expenses

Marketing expenses increased by ₽329 million, or 140.1%, for the three months ended September 30, 2021 compared to the three months ended September 30, 2020, as we allocated significant marketing budgets to the third quarter of 2021 to respond to a busy autumn season, as well as due to addition of marketing expenses of Zarplata.ru.

Accordingly, marketing expenses as a percentage of revenue increased from 10.2% in the third quarter 2020 to 12.0% in the third quarter 2021.

Other general and administrative expenses

Total other general and administrative expenses increased by ₽95 million, or 31.7%, primarily due to: (i) the addition of Zarplata.ru and Skillaz other general and administrative expenses; and (ii) an increase in subcontractor costs in our “Russia (hh.ru)” segment due to the increase in revenue from other value-added services; and was partly offset by SPO-related costs in the third quarter 2020 not occurring in the third quarter of 2021.

Total other general and administrative expenses as a percentage of revenue decreased to 8.4% in the third quarter 2021 from 12.9% in the third quarter 2020, due to the increase in expenses related to the SPO transaction in the third quarter 2020, not occurring in the third quarter 2021.

Total other general and administrative expenses (excluding items unrelated to our core business activities) as a percentage of revenue were 8.4% in the third quarter of 2021 relatively flat compared to 9.0% in the third quarter of 2020. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a reconciliation of other general and administrative expenses (excluding items unrelated to our core business activities) from the nearest IFRS measure.

Net foreign exchange loss

Net foreign exchange loss was ₽10 million for the three months ended September 30, 2021, compared to a ₽10 million loss for the three months ended September 30, 2020.

Depreciation and amortization

Depreciation and amortization were ~~P~~259 million for the three months ended September 30, 2021, compared to ₽187 million for the three months ended September 30, 2020. The increase by 38.3%, or ₽72 million, mainly relates to amortization of intangible assets of Zarplata.ru and Skillaz measured at fair values on acquisition.

Finance income and costs

Finance income was ₽57 million for the three months ended September 30, 2021, compared to ₽15 million for the three months ended September 30, 2020, primarily due to an increase in income from cash deposits due to an increase in cash.

Finance costs were ₽173 million for the three months ended September 30, 2021, compared to ₽93 million for the three months ended September 30, 2020. The increase of ₽80 million was primarily due to ₽65 million interest accrued on non-convertible bonds issued in the fourth quarter 2020 to finance Zarplata.ru acquisition, as well as the increase in the interest payable on our bank loan due to an increase in the key rate by the Central Bank of Russia in the third quarter 2021.

Income tax expense

Income tax expense increased to ~~P~~548 million for the three months ended September 30, 2021 from ₽264 million for the three months ended September 30, 2020, following an increase in revenue resulting in an increase in taxable income.

The effective tax rate decreased to 23.7% for the three months ended September 30, 2021 compared to 31.1% for the three months ended September 30, 2020 mainly due to (i) non-deductible SPO-related expense in the three months ended September 30, 2020 not occurring in the three months ended September 30, 2021, and (ii) a decrease in the proportion of non-deductible expenses and unrecognized deferred tax assets relative to profit before income tax.

Net income, Adjusted EBITDA and Adjusted Net Income

In the three months ended September 30, 2021, compared to the three months ended September 30, 2020, our net income increased by 202.2% to ₽1,769 million, our Adjusted EBITDA increased by 116.8% to ₽2,833 million and our Adjusted Net Income increased by 130.3% to ₽2,051 million, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

	For the nine months ended September 30,
(in thousands of RUB)	2021	2020	Change
Net cash generated from operating activities	6,025,956	1,948,946	4,077,010
Net cash used in investing activities	(983,290)	(180,524)	(802,766)
Net cash used in financing activities	(2,828,672)	(2,735,530)	(93,142)
Net increase/(decrease) in cash and cash equivalents	2,213,994	(967,108)	3,181,102
Cash and cash equivalents, beginning of period	3,367,610	2,089,215	1,278,395
Effect of exchange rate changes on cash	26,380	197,821	(171,441)
Cash and cash equivalents, end of period	5,607,984	1,319,928	4,288,056

Net cash generated from operating activities

For the nine months ended September 30, 2021, net cash generated from operating activities was ₽6,026 million, compared to ₽1,949 million generated for the nine months ended September 30, 2020. The change between the periods of ₽4,077 million was primarily driven by: (i) an increase in net income (adjusted for non-cash items and items not affecting cash flow from operating activities), and (ii) an increase in contract liabilities due an increase in advances received from customers.

Net cash used in investing activities

For the nine months ended September 30, 2021, net cash used in investing activities was ₽983 million, compared to ₽181 million for the nine months ended September 30, 2020. The change between the periods of ₽803 million was mainly due to: (i) ₽556 million (net of cash acquired) paid for acquisition of 40.01% stake in Skillaz in the second quarter of 2021; (ii) ₽234 million deferred consideration paid in the first quarter of 2021 for acquisition of Zarplata.ru; (iii) ₽61 million paid in the second quarter of 2021 for acquisition of 25% in the charter capital of Dream Job LLC (Russia); and (iv) issue of a loan to a third party in May 2021 in the amount of ₽74 million on arm-length basis.

Net cash used in financing activities

For the nine months ended September 30, 2021, net cash used in financing activities was ₽2,829 million, compared to ₽2,736 million for the nine months ended September 30, 2020. The change between the periods of ₽93 million was primarily due to the cash paid for additional 9.97% interest in Skillaz acquired on June 28, 2021 and the increase in the amount of dividends paid to shareholders by ₽188 million, which was partly offset by the decrease in regular bank loan repayments by ₽273 million as a result of a change in a loan amortization schedule in 2020.

Capital Expenditures

Our additions to property and equipment and intangible assets for the nine months ended September 30, 2021 were ₽805 million, compared to ₽213 million for the nine months ended September 30, 2020, representing an increase of ₽592 million primarily due to acquisition of intangible assets relating to Skillaz in the amount of ₽613 million.

Dividend

In July 2021 we settled the previously announced dividend for the year ended December 31, 2020 of $0.55 per share, which amounted to ₽2,048 million, representing approximately 75% of our Adjusted Net Income for the year ended December 31, 2020.

Post Balance Sheet Events

On October 28, 2021 we entered into a shares subscription agreement and acquired a minority stake in YouDo Web Technologies Limited (Cyprus) (“YouDo”), the leading online on-demand service marketplace in Russia (the “Investment”), in exchange for a cash-in investment of US$ 5 million. Founded in 2012, YouDo is one of the largest Russian horizontal online service marketplaces matching freelance labor demand and supply in C2C and B2B segments. The service has nearly 9 million verified users and operates in all regions of Russia. The Investment in YouDo is in line with our strategy to further expand beyond the core recruitment market and enter promising adjacent segments within the entire HR value chain. We expect that it will enable the Company to access rapidly developing gig-economy market and provide resources to accelerate YouDo’s expansion in the B2B segment.

Financial Outlook

The following forward-looking statement reflects our expectations as of November 15, 2021:

We currently expect our revenue to grow in the range of 81% to 84% in year 2021 year-over-year compared to the year 2020.

This outlook reflects our current view, based on the trends that we see at this time, and may change considering market, economic and social developments in jurisdictions in which we operate.

Third Quarter 2021 Financial Results Conference Call

We will host a conference call and webcast to discuss our results on November 15, 2021 at 9:00 a.m. U.S. Eastern Time (5:00 p.m. Moscow time, 2:00 p.m. London time).

We recommend using the dial-in option only if you would like to ask questions. In this case, please dial in at least 15 minutes prior to the call start time and clearly state the requested information. For listen only mode, please use the webcast link. The earnings release can be accessed through our website at https://investor.hh.ru/. Following the call, a replay will be available on our website.

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928338
UK (local):	+44 (0) 8444 819752
UK (toll free):	0800 279 6619
USA (local):	+1 646 741 3167
USA (toll free):	+1 877 870 9135
Russian Federation (local):	+7 495 249 9851
Russian Federation (toll free):	810 800 2114 4011
Conference ID:	11105077

Webcast:

https://edge.media-server.com/mmc/p/u97ttpxk

Contacts:

Investor Inquiries

Arman Arutyunian

E-mail: a.arutyunian@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), we present the following non-IFRS1 financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin, Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization), Net Working Capital, Net Debt and Net Debt to Adjusted EBITDA Ratio. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

●	“Adjusted EBITDA” as net income/(loss) plus: (1) income tax expense; (2) net interest costs; (3) depreciation and amortization; (4) expenses related to equity-settled awards, including related social taxes; (5) secondary public offering (“SPO”) related costs; (6) transaction costs related to business combinations; (7) insurance expenses related to IPO; (8) (income) from the depositary; (9) net foreign exchange loss gain; (10) (Gain) on remeasurement of previously held interest in equity-accounted investees; (11) net (gain)/loss on financial assets measured at fair value through profit and loss; (12) share of (profit)/loss of equity-accounted investees.

●	“Adjusted Net Income” as net income/(loss) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) secondary public offering (“SPO”) related costs; (3) transaction costs related to business combinations; (4) insurance expenses related to IPO; (5) (income) from the depositary; (6) net foreign exchange gain; (7) (gain) on remeasurement of previously held interest in equity-accounted investees; (8) net (gain)/loss on financial assets measured at fair value through profit and loss; (9) share of (profit)/loss of equity-accounted investees; (10) amortization of intangible assets recognized in business combinations; (11) tax effect on adjustments.

●	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

●	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

●	“Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)” as operating costs and expenses (exclusive of depreciation and amortization) plus: (1) expenses related to equity-settled awards, including related social taxes; (2) insurance expenses related to IPO; (3) transaction costs related to business combinations; (4) secondary public offering (“SPO”) related costs.

●	“Net Working Capital” as a sum of: (1) Trade and other receivables and (2) Prepaid expenses and other current assets; less a sum of: (1) Contract liabilities (current); (2) Trade and other payables (current) and (3) Other current liabilities.

●	“Net Debt” as a sum of current and non-current part of Loans and borrowings minus Cash and cash equivalents.

●	“Net Debt to Adjusted EBITDA Ratio” by dividing Net Debt by Adjusted EBITDA.

1 Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

●	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) do not reflect changes in, or cash requirements for, our working capital needs, and

●	the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin, Adjusted Net Income Margin and Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use from the most directly comparable IFRS financial measure.

We provide earnings guidance on a non-IFRS basis and do not provide earnings guidance on an IFRS basis. A reconciliation of our Adjusted EBITDA Margin guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including depreciation and amortization, expenses related to equity-settled awards and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)

Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a financial measure not defined under IFRS. We believe that Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) is a useful metric to assess our operating activities. We excluded expenses incurred in connection with potential financing and strategic transactions, including IPO and SPO- related expenses that are not indicative of our ongoing expenses. We also excluded equity-settled awards as these are non-cash expenses and highly dependent on our share price at the time of equity award grants. Therefore, we believe that it is useful for investors and analysts to see operating costs and expenses financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating activity. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization).

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Debt and Net Debt to Adjusted EBITDA Ratio

Net Debt and Net Debt to Adjusted EBITDA Ratio are financial measures not defined under IFRS. We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Debt and discussion of Net Debt to Adjusted EBITDA Ratio.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the year ending December 31, 2021, the anticipated impact of the COVID-19 pandemic on our business and results of operations, the sufficiency of our resources and our ability to finance our operations for the foreseeable future, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Interim Statement of Income and Comprehensive Income

(in thousands of RUB and USD, except per share amounts)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2020	2021	2021	2020	2021
	RUB	RUB	USD	RUB	RUB	USD
Revenue	4,690,404	2,308,201	64,463	11,442,702	5,832,445	157,265
Operating costs and expenses (exclusive of depreciation and amortization)	(2,004,796)	(1,182,820)	(27,553)	(5,411,305)	(3,272,504)	(74,371)
Depreciation and amortization	(258,950)	(187,187)	(3,559)	(786,239)	(555,497)	(10,806)
Operating income	2,426,658	938,194	33,351	5,245,158	2,004,444	72,088
Finance income	56,583	14,667	778	169,199	42,437	2,325
Finance costs	(172,589)	(92,569)	(2,372)	(480,547)	(320,066)	(6,604)
Net foreign exchange (loss)/gain	(9,899)	(10,294)	(136)	(1,433)	84,474	(20)
Other income	18,803	13,358	258	46,854	33,954	644
Share of loss of equity- accounted investees (net of income tax)	(2,708)	(14,030)	(37)	(8,353)	(38,776)	(115)
Gain on remeasurement of previously held interest in equity accounted investees	–	–	–	223,308	–	3,069
Profit before income tax	2,316,848	849,326	31,842	5,194,186	1,806,467	71,387
Income tax expense	(548,214)	(263,987)	(7,534)	(1,216,609)	(570,446)	(16,721)
Net income for the period	1,768,634	585,339	24,308	3,977,577	1,236,021	54,666
Attributable to:
Owners of the Company	1,712,643	545,198	23,538	3,870,814	1,127,945	53,199
Non-controlling interest	55,991	40,141	770	106,763	108,076	1,467
Comprehensive (loss)/income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	5,686	25,484	78	884	42,024	12
Total comprehensive income, net of tax	1,774,320	610,823	24,386	3,978,461	1,278,045	54,679
Attributable to:
Owners of the Company	1,718,052	568,013	23,612	3,870,547	1,164,721	53,195
Non-controlling interest	56,268	42,810	773	107,914	113,324	1,483
Earnings per share
Basic (in RUB per share)	33.82	10.84	0.46	76.68	22.48	1.05
Diluted (in RUB per share)	33.01	10.57	0.45	74.60	21.88	1.03

Unaudited Condensed Consolidated Interim Statement of Financial Position

As at

	September 30, 2021	December 31, 2020 Revised	September 30, 2021
(in thousands of RUB and USD)	RUB	RUB	USD
Non-current assets
Goodwill[2]	10,631,711	9,881,100	146,119
Intangible assets[2]	3,495,997	3,386,265	48,048
Property and equipment	435,529	466,725	5,986
Equity-accounted investees	57,811	129,666	795
Right-of-use assets	164,455	215,120	2,260
Deferred tax assets	302,384	176,328	4,156
Loans issued	76,196	11,541	1,047
Other financial assets	–	25,491	–
Other non-current assets	25,447	22,176	350
Total non-current assets	15,189,530	14,314,412	208,760
Current assets
Trade and other receivables	212,058	69,120	2,914
Indemnification asset	181,294	186,473	2,492
Prepaid expenses and other current assets	271,973	179,118	3,738
Loans issued (current portion)	7	8,178	–
Cash and cash equivalents	5,607,984	3,367,610	77,074
Total current assets	6,273,316	3,810,499	86,218
Total assets	21,462,846	18,124,911	294,978
Equity
Share capital	8,655	8,597	119
Share premium	2,134,195	1,987,044	29,332
Foreign currency translation reserve	(92,407)	(92,140)	(1,270)
Retained earnings	3,236,251	1,536,137	44,478
Total equity attributable to owners of the Company	5,286,694	3,439,638	72,659
Non-controlling interest	131,995	69,104	1,814
Total equity	5,418,689	3,508,742	74,473
Non-current liabilities
Loans and borrowings	7,453,702	7,791,326	102,441
Lease liabilities	107,907	164,245	1,483
Deferred tax liabilities[2]	539,631	611,152	7,417
Contract liabilities	77,407	–	1,064
Trade and other payables	106,705	178,607	1,467
Provisions	99,793	87,822	1,372
Other non-current liabilities	150,528	142,531	2,069
Total non-current liabilities	8,535,673	8,975,683	117,311
Current liabilities
Contract liabilities	3,622,897	2,785,402	49,792
Trade and other payables	1,847,521	1,273,089	25,392
Loans and borrowings (current portion)	483,940	485,100	6,651
Lease liabilities (current portion)	82,602	77,752	1,135
Income tax payable	572,893	401,733	7,874
Provisions (current portion)	793,667	578,651	10,908
Other current liabilities	104,964	38,759	1,443
Total current liabilities	7,508,484	5,640,486	103,194
Total liabilities	16,044,157	14,616,169	220,506
Total equity and liabilities	21,462,846	18,124,911	294,978

2 Amounts for referenced lines do not correspond to the consolidated financial statements for the year ended December 31, 2020 and reflect adjustments made in respect to the finalization of the purchase price allocation related to Zarplata.ru acquisition.

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the nine months ended

	September 30, 2021	September 30, 2020	September 30, 2021
(in thousands of RUB and USD)	RUB	RUB	USD
OPERATING ACTIVITIES:
Net income for the period	3,977,577	1,236,021	54,666
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	786,239	555,497	10,806
Net finance costs	311,348	277,629	4,279
Net foreign exchange gain	1,433	(84,474)	20
Gain on remeasurement of previously held interest in equity accounted investees	(223,308)	–	(3,069)
Other non-cash items	3,163	(4,307)	43
Management incentive agreement, including social taxes	319,349	179,009	4,389
Share grant to the Board of Directors	16,015	16,259	220
Share of loss of equity-accounted investees, net of income tax	8,353	38,776	115
Income tax expense	1,216,609	570,446	16,721
Change in trade receivables and other operating assets	(235,302)	40,568	(3,234)
Change in contract liabilities	743,417	(52,575)	10,217
Change in trade and other payables	769,258	65,716	10,572
Change in other liabilities	10,532	(29,141)	145
Income tax paid	(1,241,740)	(570,906)	(17,066)
Interest paid	(436,987)	(289,572)	(6,006)
Net cash generated from operating activities	6,025,956	1,948,946	82,819
INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired	(556,208)	–	(7,644)
Payment of deferred consideration for the acquisition of subsidiary	(233,836)	–	(3,214)
Acquisition of equity-accounted investee	(61,300)	–	(842)
Acquisition of intangible assets	(82,040)	(57,570)	(1,128)
Acquisition of property and equipment	(111,105)	(140,255)	(1,527)
Loans issues	(73,997)	(19,235)	(1,017)
Repayment of loans issued	3,203	–	44
Interest received	131,993	36,536	1,814
Net cash used in investing activities	(983,290)	(180,524)	(13,514)
FINANCING ACTIVITIES:
Bank loan and other loans received	6,300	4,615,000	87
Bank loan and other borrowings origination fees paid	(43,615)	(52,762)	(599)
Bank and other loans repaid	(395,107)	(5,276,447)	(5,430)
Payment for lease liabilities	(60,202)	(41,710)	(827)
Dividends paid to shareholders	(2,073,893)	(1,885,441)	(28,503)
Dividends paid to non-controlling interest	(106,978)	(94,214)	(1,470)
Acquisition of non-controlling interest	(155,177)	–	(2,133)
Contribution from non-controllinq interest	–	44	–
Net cash used in financing activities	(2,828,672)	(2,735,530)	(38,876)
Net (decrease)/increase in cash and cash equivalents	2,213,994	(967,108)	30,428
Cash and cash equivalents, beginning of period	3,367,610	2,089,215	46,283
Effect of exchange rate changes on cash	26,380	197,821	363
Cash and cash equivalents, end of period	5,607,984	1,319,928	77,074

Reconciliations of non-IFRS financial measures from the nearest comparable IFRS measures

Reconciliation of EBITDA and Adjusted EBITDA from net income, the most directly comparable IFRS Financial measure:

	For the three months ended September 30,		For the nine months ended September 30,
(in thousands of RUB)	2021	2020	2021	2020
Net income	1,768,634	585,339	3,977,577	1,236,021
Add the effect of:
Income tax expense	548,214	263,987	1,216,609	570,446
Net interest costs	116,006	77,902	345,856	277,629
Depreciation and amortization	258,950	187,187	786,239	555,497
EBITDA	2,691,804	1,114,415	6,326,281	2,639,593
Add the effect of:
Equity-settled awards, including related social taxes(1)	136,269	56,929	291,509	166,963
SPO-related costs(2)	9,904	116,120	88,025	138,307
Transaction costs related to business combinations(3)	(2,030)	6,115	22,613	17,390
Insurance cover related to IPO(4)	–	–	–	54,772
Income from depository(5)	(15,940)	(11,636)	(41,955)	(29,141)
Net foreign exchange gain (6)	9,899	10,294	1,433	(84,474)
Gain on remeasurement of previously held interest in equity accounted investees(7)	–	–	(223,308)	–
Gain on financial asset measured at fair value through profit or loss (8)	–	–	(34,508)	–
Share of loss of equity-accounted investees(9)	2,708	14,030	8,353	38,776
Adjusted EBITDA	2,832,614	1,306,267	6,438,443	2,942,186

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(2)	Reflects legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in June 2020 and July 2021.

(3)	Reflects transaction costs mostly related to the acquisition of Zarplata.ru in December 2020 and Skillaz in March 2021.

(4)	Subsequent to and in connection with the IPO, in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We renew our D&O policy annually. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense from the second 12-month period commenced May 9, 2020 mostly relates to our ordinary course of business.

(5)	In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(6)	Foreign exchange gains or losses do not relate to our operating activities.

(7)	Reflects gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.

(8)	Represents change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz in March 2021.

(9)	We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

Reconciliation of Adjusted Net Income from net income, the most directly comparable IFRS Financial measure:

	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Net income	1,768,634	585,339	3,977,577	1,236,021
Add the effect of:
Equity-settled awards, including related social taxes(1)	136,269	56,929	291,509	166,963
SPO-related costs (2)	9,904	116,120	88,025	138,307
Transaction costs related to business combinations(3)	(2,030)	6,115	22,613	17,390
Insurance cover related to IPO (4)	–	–	–	54,772
Income from depository(5)	(15,940)	(11,636)	(41,955)	(29,141)
Net foreign exchange gain (6)	9,899	10,294	1,433	(84,474)
Gain on remeasurement of previously held interest in equity accounted investees(7)	–	–	(223,308)	–
Loss/(gain) on financial asset measured at fair value through profit or loss (8)	–	5,782	(34,508)	8,424
Share of loss of equity-accounted investees(9)	2,708	14,030	8,353	38,776
Amortization of intangible assets recognized in business combinations(10)	159,538	103,947	496,540	311,840
Tax effect on adjustments(11)	(18,189)	3,664	(82,861)	(28,602)
Adjusted Net Income	2,050,793	890,584	4,503,418	1,830,276

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(2)	Reflects legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in June 2020 and July 2021.

(3)	Reflects transaction costs mostly related to the acquisition of Zarplata.ru in December 2020 and Skillaz in March 2021.

(4)	Subsequent to and in connection with the IPO, in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We renew our D&O policy annually. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense from the second 12-month period commenced May 9, 2020 mostly relates to our ordinary course of business.

(5)	In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(6)	Foreign exchange gains or losses do not relate to our operating activities.

(7)	Reflects gain on remeasurement of the previously held interest in Skillaz at fair value as at the acquisition date as of March 31, 2021.

(8)	Represents change in fair value of the call option to purchase an additional 40.01% ownership interest in Skillaz and other movements in fair values of financial assets measured at fair value through profit and loss in 2020 that are not indicative of our underlying business performance.

(9)	We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

(10)	As a result of the acquisition of 100% ownership interest in HeadHunter in 2016, acquisition of 100% ownership interest in Zarplata in 2020 and obtaining of the control over of Skillaz in 2021 by increasing our shareholding to 74.99% in 2021 we recognized the following intangible assets: (i) trademark and domain names in the amount of ₽2,010,242 thousand, (ii) non-contractual customer relationships in the amount of ₽2,632,081 thousand, (iii) CV database in the amount of ₽720,909 thousand, (iv) website software in the amount of ₽648,932, and (v) other software, licenses and other in the amount of ₽3,550 thousand which have a useful life of 10 years, 2-10 years, 2-10 years, 3-5 years and 1 year, respectively.

(11)	Represents income tax on taxable or deductible adjustments.

Reconciliation of Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization) from operating costs and expenses (exclusive of depreciation and amortization), the most directly comparable IFRS financial measure:

	For the three months ended September 30, 2021
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(1,048,358)	(563,698)	(392,740)	(2,004,796)
Add the effect of:
Equity-settled awards, including social tax(1)	136,269	–	–	136,269
Transaction costs related to business combinations(3)	(2,030)	–	–	(2,030)
SPO-related costs(4)	9,904	–	–	9,904
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(904,215)	(563,698)	(392,740)	(1,860,653)

	For the three months ended September 30, 2020
(in thousands of RUB)	Personnel expenses	Marketing expenses	Other G&A expenses	Total
Operating costs and expenses (exclusive of depreciation and amortization)	(649,869)	(234,768)	(298,183)	(1,182,820)
Add the effect of:
Equity-settled awards, including social tax(1)	56,929	–	–	56,929
Transaction costs related to business combinations(3)	–	–	6,115	6,115
SPO-related costs(4)	31,984	–	84,136	116,120
Adjusted Operating Costs and Expenses (Exclusive of Depreciation and Amortization)	(560,956)	(234,768)	(207,932)	(1,003,656)

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming a Russian tax resident in June 2019.

(2)	Subsequent to and in connection with the IPO, in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We renew our D&O policy annually. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense from the second 12-month period commenced May 9, 2020 mostly relates to our ordinary course of business.

(3)	Reflects transaction costs mostly related to the acquisition of Zarplata.ru in December 2020 and Skillaz in March 2021.

(4)	Reflects legal, accounting, and other professional fees incurred in connection with our secondary public offerings that took place in July 2020 and June 2021.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	As of September 30, 2021	As of December 31, 2020
Trade and other receivables	212,058	69,120
Prepaid expenses and other current assets	271,973	179,118
Contract liabilities	(3,622,897)	(2,785,402)
Trade and other payables	(1,847,521)	(1,273,090)
Other current liabilities	(104,964)	(38,758)
Net Working Capital	(5,091,351)	(3,849,012)

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. Calculation of our Net Debt is presented in the table below:

(in thousands of RUB)	As of September 30, 2021	As of December 31, 2020
Loans and borrowings	7,453,702	7,791,326
Loans and borrowings (current portion)	483,940	485,100
Cash and cash equivalents	(5,607,984)	(3,367,610)
Net Debt	2,329,658	4,908,816

We calculate our Net Debt to Adjusted EBITDA Ratio by dividing Net Debt by Adjusted EBITDA:

(in thousands of RUB, except ratio)	As of September 30, 2021		As of December 31, 2020
Net Debt	2,329,658		4,908,816
Adjusted EBITDA	7,599,972		4,103,715
Net Debt to Adjusted EBITDA Ratio	0.3	x	1.2	x

Calculation of Adjusted EBITDA on the last twelve months basis as of September 30, 2021:

(in thousands of RUB)	RUB
Adjusted EBITDA for the year ended December 31, 2020(1)	4,103,715
Less Adjusted EBITDA for the nine months ended September 30, 2020(1)	(2,942,186)
Add Adjusted EBITDA for the nine months ended September 30, 2021	6,438,443
Adjusted EBITDA on the last twelve months basis as of September 30, 2021	7,599,972

(1)	Beginning from the first quarter of 2021, we modified the presentation of Adjusted EBITDA and Adjusted Net Income, our non-IFRS measures, to exclude the impact of foreign exchange gains and losses. Prior period amounts have been reclassified to conform to this presentation. Please see “Modification of the presentation of Adjusted EBITDA and Adjusted Net Income” and “Use of Non-IFRS Financial Measures” elsewhere in this release.

Reconciliation of EBITDA and Adjusted EBITDA for the year ended December 31, 2020 from net income, the most directly comparable IFRS Financial measure:

For the year ended December 31,
(in thousands of RUB)	2020
Net income	1,885,825
Add the effect of:
Income tax expense	685,772
Net interest costs	350,216
Depreciation and amortization	750,558
EBITDA	3,672,371
Add the effect of:
Equity-settled awards, including related social taxes(1)	249,286
SPO-related costs(2)	151,087
Insurance cover related to IPO(3)	54,772
Income from depository(4)	(41,617)
Net foreign exchange gain (5)	(83,030)
Transaction costs related to business combinations(6)	51,665
Share of loss of equity-accounted investees(7)	49,181
Adjusted EBITDA	4,103,715

(1)	Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and equity-settled share-based awards issued to board members and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(2)	Reflects legal, accounting, and other professional fees incurred in connection with our secondary public offering that took place in July 2020.

(3)	Subsequent to and in connection with the IPO, in May 2019 we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We renew our D&O policy annually. Due to a decrease in IPO-related risks over time, we believe that our D&O insurance expense from the second 12-month period commenced May 9, 2020 mostly relates to our ordinary course of business.

(4)	In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(5)	Foreign exchange gains or losses do not relate to our operating activities.

(6)	Reflects transaction costs related to the acquisition of Zarplata.ru in December 2020.

(7)	We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.